19

AB 3/5/03

RECEIVED
FEB 28 2003
207
SEC MAIL PROCESSING SECTION
WASH. D.C.

03015339

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 33724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stern Brothers & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Maryland Avenue, Suite 800
(No. and Street)

St. Louis (City) Missouri (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jason A. Miriani 314-743-4013
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street (Address) St. Louis (City) Missouri (State) 63102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald A. Estell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Brothers & Co., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PEGGY LYN BOLLMAN
Notary Public - Notary Seal
STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. FEB. 2,2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Stern Brothers & Co.

Statement of Financial Condition
Pursuant to Rule 17a-5 of the Securities and Exchange Commission
For the Year Ended December 31, 2002
Available for Public Inspection

Stern Brothers & Co.

Index to Statement of Financial Condition
For the Year Ended December 31, 2002

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101
Telephone (314) 206 8500

Report of Independent Accountants

To the Board of Directors and Stockholders
Stern Brothers & Co.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Stern Brothers & Co. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 31, 2003

Stern Brothers & Co.

Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 517,427
Securities owned, at market value	510,053
Other receivables	1,402,376
Accrued interest receivable	9,665
Prepaid expenses, deposits and other	385,162
Property and equipment, net	69,974
Total assets	$2,894,657
Liabilities and Stockholders' Equity	
Liabilities:	
Payable to clearing broker	$ 520,998
Accounts payable	29,808
Accrued liabilities	136,132
Income taxes payable	20,561
Deferred income taxes, net	28,391
Total liabilities	735,890
Commitments and contingent liabilities (Note 7)	
Stockholders' equity:	
Common stock, $0.01 par value; 3,000,000 shares authorized, 2,297,878 shares issued	22,979
Additional paid-in capital	1,525,982
Retained earnings	609,806
Total stockholders' equity	2,158,767
Total liabilities and stockholders' equity	$2,894,657

The accompanying notes are an integral part of this financial statement.

Stern Brothers & Co.

Notes to Statement of Financial Condition
For the Year Ended December 31, 2002

1. Corporate Operation

Stern Brothers & Co. (the "Company") is a registered securities broker/dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The predominant business of the Company is underwriting bond offerings for municipalities. The Company's customer base is located primarily in the Midwest. Securities traded for its own account consist primarily of tax-exempt obligations issued by political subdivisions within the Midwestern states.

The Company has entered into an agreement (the "Agreement") with an unrelated broker/dealer to process and clear all of the Company's securities transactions. All of the Company's investments are held by such broker/dealer to facilitate the Company's trading activities. Although there are a number of unrelated broker/dealer entities which could provide comparable services to the Company on terms generally equivalent to the Agreement, a change in the clearing relationship could cause the Company to experience delays in purchases or sales of its investments.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies used in the preparation of these financial statements:

A. Securities owned are carried at market value. Unrealized gains and losses are reflected in revenue. At year-end, these securities consist primarily of municipal bonds and corporate debt.

B. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commissions income and expenses from customer transactions are reported on a trade date basis.

C. Prepaid expenses and deposits include good faith underwriting deposits, required deposits held by clearing organizations and other prepaid expenses.

D. Property and equipment are recorded at cost. Depreciation is computed using the straight-line method using an estimated useful life of three to seven years. Intangible assets were fully amortized as of December 31, 2002.

E. The Company files a U.S. federal income tax return, along with applicable state returns, on a cash basis. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

F. The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the

reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Other Receivables

Other receivables at December 31, 2002, consist of the following:

Receivable from clearing broker	$ 1,119,793
Fees and commissions receivable	279,583
Other	3,000
	$ 1,402,376

4. Short-Term Borrowings

The Company maintains an open line of credit with a bank. The agreement permits the Company to draw on the line of credit in amounts up to $600,000. Borrowings under this line of credit agreement bear interest at 1% over the bank's prime rate of interest. There were no outstanding borrowings under the line of credit at December 31, 2002. The line of credit is collateralized by all amounts on deposit at the bank.

In addition, the Company maintains its proprietary trading account with its clearing broker. This account holds the Company's securities inventory and is collateralized by a deposit of $350,000, and all of the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreement. The account bears interest at 50 basis points below the agent's margin rate of interest, which was 5.30% at December 31, 2002. There was $520,998 outstanding under this agreement at December 31, 2002.

5. Income Taxes

At December 31, 2002, the Company had net operating loss ("NOLs") carryforwards which are available to offset federal taxable income of approximately $81,370, which unless utilized, will expire during the period 2007 through 2020. Due to applicable limitations as to utilization of the net operating loss carryforward the Company may only utilize $27,531 per year against available taxable income.

The components of the deferred income taxes as of December 31, 2002 follow:

Deferred income tax liability:	
Accrual to cash conversion	$ 48,652
Accumulated depreciation	10,660
	59,312
Deferred income tax asset:	
NOL carryforward	30,921
	30,921
Net deferred income tax liability	$ 28,391

6. Property and Equipment

The major components of property and equipment at December 31, 2002 are as follows:

		Estimated Useful Life
Furniture and fixtures	$ 144,295	7 years
Office equipment	168,696	3-5 years
Leasehold improvements	14,396	Life of lease
	327,387	
Less accumulated depreciation	(257,413)	
Property and equipment, net	$ 69,974	

7. Commitments and Contingent Liabilities

The Company is party to an operating lease agreement for the rental of office space that expires in 2008. Rental expense charged to operations for the year ended December 31, 2002 was $153,324.

At December 31, 2002, future minimum lease payments under the operating lease are as follows:

Year ending December 31,	
2003	$ 120,814
2004	123,407
2005	126,001
2006	128,594
2007	131,188
2008	55,112
	$ 685,116

In the normal course of its business, the Company is contingently liable to its clearing broker/dealer for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer.

8. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and the ratio of aggregate indebtedness to net capital shall not exceed fifteen to one. At December 31, 2002, the Company had net capital and minimum net capital required of $1,726,400 and $100,000, respectively. The Company's percentage of aggregate indebtedness to net capital was 10.80% at December 31, 2002.

9. Financial Instruments With Off-Balance-Sheet Risk and Concentrations of Credit Risk

The clearing and depository operations for the Company's securities transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2002, all of the securities owned which are presented on the accompanying Statement of Financial Condition are positions with and amounts due principally from this clearing broker, who is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

10. Fair Value of Financial Instruments

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of their fair value. Current assets exclusive of securities owned are carried at book value which approximates the fair value and liabilities are carried at amounts approximating fair value based on their relatively short due dates.

Securities owned are carried at fair value, which is estimated using available market quotations for traded instruments, which are obtained from various sources, including the major securities exchanges and dealers.

11. Employee Benefit Plans

The Company currently has a defined contribution 401(k) plan. Employees who are at least 20 1/2 years of age are eligible to participate and may contribute up to 25% of their compensation or $12,000 in 2002, which ever is less. There were no Company contributions in 2002.

12. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statements of financial condition, operations and stockholders' equity. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.